Exhibit 99.30

Torex Gold Achieves TSX30 Ranking for 2025

Ranking recognizes TSX-listed companies for delivering exceptional performance

Toronto, Ontario - (Newsfile Corp. - September 9, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) is pleased to announce it has been recognized as a top performer by the Toronto Stock Exchange for 2025 having been named to the TSX30, which is based on share price performance, adjusted for dividends, over the three-year period ending June 30, 2025.1 Out of the 30 companies recognized, Torex ranked 14th with a total return of 347%.

Jody Kuzenko, President & CEO of Torex, stated:

“We are delighted to be named to TSX30 as a top performer for 2025. The recognition is a testament to the hard work the entire Torex team has put in over the last three years as we executed on our strategy and successfully brought our Media Luna Project to commercial production, demonstrated the resource and reserve potential of Morelos through a renewed focus on exploration and drilling, and solidified Morelos as the cornerstone, long-life asset from which to grow the company – all while maintaining a relationship of dignity and respect with our surrounding communities.

“We plan to build on these achievements over the coming years as we execute on our goal of creating a diversified, Americas-focused precious metals producer. We are well on track to achieve this goal, having acquired a suite of exciting early-stage exploration projects through the acquisition of Reyna Silver and the advanced-stage Los Reyes gold/silver project through the proposed acquisition of Prime Mining.

“This recognition would also not be possible without the support of our shareholders – we thank you for your trust in Torex, and for this honour.”

1) For additional information on the 2025 TSX30 rankings, visit www.tsx.com/tsx30.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA, and has also entered into a definitive agreement to acquire a 100% interest in Prime Mining’s multi-million ounce Los Reyes gold-silver project in Sinaloa, Mexico.

The Company’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and to be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/265727